UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 19, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN sells Contrado Technologies to ATOS Origin, dated January 19, 2005.

Press release

Date
January 19, 2005
Number
KPN sells Contrado Technologies to	003pe
ATOS Origin

KPN has sold the business unit Contrado Technologies to ATOS Origin. Contrado develops order management systems and manages KPN’s systems for direct contact with customers (front office systems).

The more than 270 employees of Contrado are as of the first of January employed by ATOS Origin under unchanged conditions.

In 2004 Contrado realized a turnover of about € 25 million, mainly with activities for various KPN business units.

ATOS Origin has already taken over the data center, desktop services and software house from KPN. The disposal of these business unit fits in with KPN’s strategy to simplify IT activities as much as possible and to concentrate on the core business. The sale will enable ATOS Origin to develop standard solutions for KPN and the telecom sector on the basis of Contrado’s products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 20, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel